WHITE Voting Instruction Form

Special General Meeting of Shareholders (the "Meeting") of Nano Dimension Ltd. (the "Company")

Date and Time: March 20, 2023 at 16:00, Israel time

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

1. To amend and restate Article 41 (Continuing Directors in the Event of Vacancies) of the Company's Amended and Restated Articles of Association (the "**Articles of Association**"), as set forth in Proposal 1 in the Proxy Statement relating to the Meeting issued by Murchinson Ltd. and the other Proposing Shareholders named therein (the "**Proxy Statement**"), to allow shareholders to fill vacancies on the Board of Directors of the Company (the "**Board**") at a general meeting of shareholders of the Company.

	For	Against	Abstain
	☐	☐	☐

2. To amend and restate clause (f) of Article 42 (Vacation of Office) of the Articles of Association, as set forth in Proposal 2 in the Proxy Statement, to allow shareholders to remove directors by a simple majority at a general meeting of shareholders of the Company.

	For	Against	Abstain
	☐	☐	☐

3. To remove the following four (4) directors of the Company, in addition to any and all new directors appointed by the Board (if any) following December 19, 2022 and until the conclusion of the Meeting.

3a. To remove **Yoav Stern** from the Board.

	For	Against	Abstain
	☐	☐	☐

3b. To remove **Oded Gera** from the Board.

	For	Against	Abstain
	☐	☐	☐

3c. To remove **Igal Rotem** from the Board.

	For	Against	Abstain
	☐	☐	☐

3d. To remove **Yoav Nissan-Cohen** from the Board.

	For	Against	Abstain
	☐	☐	☐

3e. To remove any and all new directors appointed by the Board (if any) following December 19, 2022 and until the conclusion of the Meeting.

	For	Against	Abstain
	☐	☐	☐

4. To appoint the following two (2) director nominees to serve as directors of the Company for a term ending in accordance with the Articles of Association, it being understood, clarified and approved that in the case that more than one (1) director is removed (or more than one (1) vacancy exists) (a "**Vacant Director**"), (i) Mr. Traub shall serve until the longest remaining period of office among the Vacant Directors and (ii) Dr. Rosensweig shall serve until the next longest remaining period of office among the Vacant Directors.

4a. To appoint **Kenneth H. Traub** to the Board.

	For	Against	Abstain
	☐	☐	☐

4b. To appoint **Joshua Rosensweig** to the Board.

	For	Against	Abstain
	☐	☐	☐

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Nano Dimension Ltd. to be Held on March 20, 2023 for Holders as of February 20, 2023

 **MAIL**

WHITE Voting Instruction Form

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on March 13, 2023

To view all Special General Meeting materials, please visit:

www.savenanodimension.com



EVENT #

CLIENT #



Authorized Signatures - This section must be completed for your instructions to be executed.

_____
Please Sign Here

_____
Please Date Above

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Please Sign Here

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Please Date Above

NANO DIMENSION LTD.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on March 13, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary (the "**Depositary**"), to endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares, par value New Israeli Shekels 5.00 per share of the Company (the "**Ordinary Shares**"), or other deposited securities represented by such Ordinary Shares of Nano Dimension Ltd (the "**Company**"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 20, 2023**, at the Special General Meeting of Shareholders of the Company (including any adjournments, postponements, reschedulings or continuations thereof, the "**Meeting**"), to be held on **March 20, 2023 at 16:00, Israel time**, in respect to the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This WHITE Voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the Ordinary Shares or other deposited securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Ordinary Shares or other deposited securities, other than in accordance with such instructions.

Murchinson Ltd. and the other Proposing Shareholders named in the Proxy Statement issued thereby recommend that you vote in favor of the proposals, as set forth in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)